Filed by General Electric Company
                           Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Honeywell International Inc.
                                                     Commission File No.: 1-8974



This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transaction described to be completed for any reason. More detailed information about those factors is contained in General Electric's and Honeywell's filings with the Securities and Exchange Commission.

General Electric and Honeywell will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by General Electric free of charge by requesting them in writing from General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06431 Attention: INVESTOR RELATIONS, or by telephone at (203) 373-2211.

                                      * * *

[THE FOLLOWING IS THE TRANSCRIPT OF REMARKS MADE BY JOHN F. WELCH, JR., CHAIRMAN AND CEO OF GENERAL ELECTRIC COMPANY, AND MIKE BONSIGNORE, CHAIRMAN AND CEO OF HONEYWELL INTERNATIONAL INC., AT A PRESS CONFERENCE ON OCTOBER 23, 2000]


                               JOHN F. WELCH, JR.

         Look, what'll happen here is I'll ask Mike to open up with some comments. Then I'll make some comments. We'll both go back and sit there and I hope you'll ask some tough questions that we can go at. OK. Light and easy. A lot of fun and go after it. So with that note, I'd like you to meet my date for the last seventy-two hours - Mike Bonsignore.

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                                MIKE BONSIGNORE

         Thanks Jack. Well he's right. I've spent more time with Jack in the last seventy-two hours than I've spent with my wife. It's really an historic occasion for us. I think for all of the stakeholders of Honeywell. As we join forces with General Electric. We bring the world's most admired company together with the world's most admired aerospace company. And we're quite excited. GE brings good things to life and we are very confident that we will be bringing good things to GE. We're excited about that. We've got a brand name which is well known around the world. We've got tremendous technology to bring together here across our businesses. We have a century old tradition of doing good things for our customers. Keeping them happy. And we've got a global presence in every corner of the world that we tend to leverage very aggressively. What's going on here. And first and foremost a world class work force.

And I must tell you I'm very excited about the prospect of bringing the Honeywell work force and the GE work force together. To take advantage of the tremendous human resource dynamics of these companies. As many of you know since we merged Allied Signal and Honeywell we worked very hard to bring those two companies together. On the basis of the exciting growth opportunities that we saw in the future. And we focused our efforts there in our strengths in aerospace and I can tell you now that with the GE - Honeywell combination we bring our aerospace businesses together in a very, very elegant way. We've got automation on both sides of our company that will bode well for our industrial businesses. For our home and buildings businesses. We've got performance materials businesses in polymers and chemicals. It's going to be very exciting to see us bring those two businesses together. And rationalize them and get the best of both.

And lastly, in transportation and power systems, our whole distributor generation technology, our turbo charger business. So many things that we can bring together. So we have a world

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class franchise on both sides which match up extremely well for an exceptional future. And I think with the GE culture of execution at our disposal now, there's no question in my mind that we're poised to grow. We have tremendous opportunities for growth. Every day our customers are saying to us, help us be more competitive. Help us be more profitable. And there's no question across the world, that with the combination of these two companies, we're going to be able to deliver unsurpassed, really unsurpassed customer value and I'm absolutely confident that that customer value creation will translate itself into shareholder value creation.

So I want to take this opportunity to thank all of the hundred and twenty thousand Honeywell employees across the world for what they've accomplished. But more importantly, for what we will accomplish in the coming months and years as we complete the transaction to create an even stronger company, with the combination of Honeywell and GE. I'm personally very excited about this. It holds great promise. I also must say I'm really looking forward to working with Jack Welch. As a director for GE and to work together closely during this integration period. Which is so critical. I'm really delighted that Jack is staying on. This was a critical item for our board, I must tell you, a critical item for our board. As our board was deliberating between the pros and cons of the United Technologies - Honeywell merger and the GE - Honeywell merger and without a commitment from Jack to stay aboard during this critical period of integration, I think it would have been a high level of nervousness in terms of our board and their ultimate decision so - personally I'm delighted. This has been a big day for us. As Jack said, the largest industrial merger in history. Bringing two outstanding companies together and we're most anxious now to get on with it and make it a success. Thank you ladies and gentleman.

                               JOHN F. WELCH, JR.

         Thanks Mike. Thank you. This is the most exciting deal for GE since RCA. And it's amazing that we're having it in the building that we bought, our company, some fourteen years ago. It brings them and I here home. And if the success of the RCA deal, which was probably one of the most successful deals in corporate history is any ring to it then this will bode well for this one. And let me make a few comments about the deal if I can. Just so you get a flavor for it. We're buying a twenty-five billion-dollar, in our view, high tech company, with ninety percent overlap with the things that we do. And yet every single activity there is no product overlap. So the feels are the same in ninety per cent of the businesses and yet we have no product line - everything is complimentary. That's not a speech for the anti-trust people. That's fact. That's fact. You can pore through these lines one by one and take a hard look and see that. That's a remarkable, remarkable situation in acquisition. The timing. The papers had it right. I never like to say anybody has it all right but they had it right.

The timing was in fact correct. But we couldn't sit there while the world was going on having a perfect GE succession plan. That's inward thinking. It would have been nice if this whole thing could have happened a year ago. It might have been nice if this happened eighteen months from now. But it was there. And when I was standing in the pit on Thursday night at four thirty and I'm looking up and I was down there trying to sell some stock for a partner of mine called Wipro, who went public on the New York Stock Exchange and I was trying to get them some P.R. and get them on CNBC and CNN and everything else. I'm standing in the pit and I see Honeywell up top, going across, up ten points. I damn near dropped. I didn't know what the hell happened. So Bob sticks a mike in my face and says have you heard two minutes ago that UTX just bought, or just merged with Honeywell. I said no. And I didn't. I wasn't very cool about it actually. It's now on tape. And the next reaction was, well what are you going to do about that. It's very interesting.

And what are you going to do with that? I said I'm going home and think about it. And that was Thursday night at four thirty. So rarely are you caught on tape expressing your first

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views of the transaction you're going to clean up on Saturday night, on Thursday night. But we had been looking as we always do with our team. Mark, Dennis and myself. We're always looking at what's out there. We do it every day for a living, so we have a pretty good understanding of this business and we have a pretty good understanding of where it was going. And not to quote other papers here in this country but the Lex column which I always like had a great line this morning, GE acted with speed but with proper timing to get a hold of this. They had better words for that but I never remember the perfect words. But it was a wonderful comment about the company's ability to speed, have speed and yet good judgment at the same time. As they blessed the deal.

We could have stayed there and not done anything but we decided we had to move. And we did. Now, this is a [win] in year one, by double digit numbers. One break we get, which is incredible. We got Six Sigma from Honeywell. So we changed it, embellished it. Did our thing with it. Now we'll get the best of both together on that. We talk the same language. Now we've got to get together and go at that thing. And get some of the results that are clearly there as an opportunity for us. We pick up a lot of management talent and technical talent that's sitting there. At a time like this, to pick up this much talent, it's a home run. Honeywell has a lot of great people. Imagine going out and getting a hundred and twenty five thousand people. And by the way, GE will now have four hundred and sixty five thousand people. So I want an apology from everybody that ever called me Neutron Jack. We have more people today than we did when I started. Officially. And I would like you to all take that back immediately. Reporters like Murray and Bobby and others. I get a lot of questions in the hallway coming in - Gene really threw me a bomb.

Somebody else throws me a bomb. The thing is, "why aren't you doing this with a high tech company?" What the hell do you think Honeywell is? A high tech company isn't a dot com. I thought you had all learned that by now. A high tech company is a company with great fundamental business and technology that can use tomorrow's tools. The e business tools to get faster, more global and do all these different things. We're merging two real high tech companies, with real earnings, doing real things. And using e-business tools. So get that straight. This isn't about - why is he buying an old economy company? That's the silliest argument I've ever heard in my life. Real business, two and a half billion dollars of profit. We're making twelve and a half billion dollars a profit. We've got the world here to go after. We've got great technologies, and we'll implement them with these things. Finally, there's a lot of psycho babble out there and I had some cartoons I was going to use. But we decided they weren't that funny when we looked at the cartoons last night. Was going to be the guy hanging on to the building. He can't go home.

This is not a story of the old fool who can't leave his seat. The chairman hanging on - who loves the job so much he can't go home. Don't write that story. That story is stupid. Because we just put, Matt called it BS with a bunch of slashes. You know what I told him it was. His paper was dignified, too proper to say it. But it was that word. But the idea that GE would pick up a twenty-five billion-dollar company, make a transition right on schedule, nothing's changed about that. And not take advantage of what - the experience I've got with RCA and over a thousand other acquisitions? And the experience [Dennis Dammerman] has had as he and I partner, on this integration with him leading it. Would be nuts. Don't forget everybody in this room. The guy that owns more GE stock, I think, than most of you is me. I don't own anything else. GE stock going up is all my kids and I got. So if you think I'm running out on that, you're wacky.

And it ain't anything to do with sixty five or hanging on or anything else. This investment is my major investment in my life. And I could have gone out with a band. I gave a speech to a hundred and seventy people at our officers meeting last October. You could have had a band there. These people cheering, doing all the nice things they do to you when you retire.

I could have had all of that. Great earnings. Strong year coming up next year. Big double digit. Slip out the door. Hit the golf ball. Do my thing. I had rented an office last Wednesday in Shelton, Connecticut and was all excited about my new office. My wife up there and we're looking at it. It's going to be such fun. I had some companies in the works to work with. The whole thing was exciting. I didn't know what the hell I was going to do with all of this. But if you think I'd take my life's work and fortune and pitch it out the window and take a chance, why would I do that.

So we're here to make this transition perfect. To take a meritocracy, take the best of Allied, best of Honeywell, and the best of GE, and put them in the jar. When we merged with RCA, it ended up in the operating components, about fifty, fifty. So as we look at the three hundred and forty thousand employees of GE, and the hundred and twenty thousand employees of Honeywell, our challenge is to pick the best and brightest, as we've always done, and make this company the greatest company in the world. We were the most admired before we bought them. Our challenge is to win that award a year from now. By a wider margin. And on that note, Mike and I are around. We'll take any questions at all. On what we think is the best financial service, industrial combination in the world. Questions from anybody. Let's start with you over here.

MAN

I guess I lucked out. Jack - Jack and Mike - I guess one thing that is kind of on everyone's mind is the fact that Honeywell was entering into this agreement with United Technologies which has now ended with the GE - Honeywell combination. That there is in fact some deeper problem at Honeywell that we're not aware of on the outside world. If you could just - if you both could address that and Jack - you know your comfort level that you understand what's going on inside the company.

JOHN F. WELCH, JR.

          Mike -

         MIKE BONSIGNORE

         Well first let me comment. There are no hidden problems in Honeywell that the outside world doesn't know about. We went into this original negotiation with United Technologies because we liked the mix. Of the strategic integration. We liked the mix of the way the merger of equals would be done by the point of view of co-ownership. Division of the board. Division of the management. We had a little bit more clarity, Jeff, in terms of how that would come out and great synergy across UTX and Honeywell. Just as there is great synergy across GE and Honeywell. When Jack and I talked on Friday, it was quite clear that in my responsibilities as CEO I had to consider the GE offer very seriously. Which we did. And we've been at it hammer and tong since then and at the end of the day the GE offer was a better offer. Better currency. I would say a different synergy but nonetheless very strong synergy. Tremendous execution record. And I felt that at the end of the day the GE offer in its totality was a better offer and that's the one we took to the directors.

         MAN

         I'm Martin _____ from Goldman Sachs. Jack, when you talk about double digit accretion on earnings how much of it is the mathematics of the deal versus the synergy that you hoped to attain and how much do you think you can obtain in terms of synergy over the next couple of years.

         JOHN F. WELCH, JR.

         Well, round one, or year one, it will be ninety per cent mathematics probably. Eighty per cent mathematics. But it's an expanding double digit accretion because of the billions of dollars of opportunity that lie ahead. A billion and a half is right in the gun sites in twenty, in forty eight hours. E-business then you start adding that to it. You start adding the combinations. I would envision, as I've seen before, the same type of thing you've seen in GE. Rapidly expanding operating margins every year, expanding top line growth. Because we'll, together, bring the best of both cultures to this ball game. So we start out where a blind man could get, because of the arithmetic, double-digit accretion and that double-digit accretion just keeps growing and growing and growing. And [Dennis Dammerman] been through this stuff about fifty times where he's led teams in big deals. And this is going to be a home run. I mean just look at the similarities of the two companies. Look at the opportunities. Look at the differences. Mike has been nice enough to refer to execution. Mike's been going through an integration that it always difficult.

We live on execution. And you people have known us for twenty years. Most of you. That's our strong suit, this deal, when we integrate these other places. And we just made a two billion dollar one and a one billion dollar one and paid for them in eighteen months or twenty-four months. And changed their margins by this. Just one example. This is no reflection because these guys are just merging. But the asset turns - here are five. In GE they're eighteen. Ten without progress payment. I mean tomorrow morning we start clicking off that stuff. Operating margin differences of insane businesses. So use your imagination.

         WOMAN

         One of the last things that you did say when you were talking up there is we now have the opportunity to pick from the best and the brightest. I would think it would be unlikely that the work force of the combined company will be the same number. That it is today. Can you give us an idea of some of the savings you can get in terms of eliminating jobs and the way this work force will look in terms of numbers.

         JOHN F. WELCH, JR.

         No - but I have no idea, Claudia, of being able to quantify the preciseness of that. Because they always end up being a lot more than you felt when you started out. But you start that - we have two of everything. I mean four months from now, if we have a meeting here, no offense to Mike but we'll have a cost reduction, because we'll only have one of us in here. You just start there and you start moving down from there. And that's what happens. Now Mike will be on our board and he might make a cost reduction by cutting my pay. So I better be careful what I say. But the facts are you go right down the list. And you go to the lowest level of the company. Now what I said was the meritocracy will determine who has what job. And we've proven it in our record that we do that. So but Claudia it would be wrong - I was just trying to take a quick, instantaneous credit for no longer being Neutron. I'm not trying to make it a life long - a life long papal type path. Yes sir.

         MAN

         ....from ___Business magazine. Congratulations on the deal.

         JOHN F. WELCH, JR.

         Thank you.

         MAN

         Mister Welch could you explain the reason you postponed the retirement date. You would retire by the end of - approximately one year will be enough for two-company integration?

         JOHN F. WELCH, JR.

         Well let me just say that if you all sit back and think for a minute. I think there's a press release that our senior director made three comments about this whole thing. When the right deal at the right time comes along you've got to do it. Our objective is to identify this succession plan in the exact same timetable that we had prior to this. We will name a successor to me. This isn't postponing that event an hour. There will be somebody to join Bob Wright and Dennis in the chief executive's office and that will be made by the end of the year. Same schedule we always had. Sy was nice enough to say because I helped write it, my vast experience will be of some value in this transition. Look, you put the value on any way you want. You think I'm a turkey, there's no value. If you think I can do something, you'll add some value to it. I think I've got a track record. I think I've done it for a few years. I think I've integrated seventeen hundred companies or more. Why the hell would you not want to do it for six months? If they guy is nutty enough to want to stay. Let me state that another way. Think about legacies. Think about press. Think about all of that.

I could hit the silk just as planned, and go out with a band. No troubles. No anything. Great record. I'm the one that's putting my neck on the line. To say this is the right game, the right time, and I'm gonna make sure this is the perfect integration by supporting Dennis. So if you needed a vote of confidence from anybody I'm the one that's putting twenty years on the line. Because I could have hit the silk faster than anybody you ever saw. I mean I got to work all Saturday, take my first D train because I was so late to get to Yankee stadium to get to the game. The game didn't end till two forty for Christ sake. Then we had to go back and start again. It would have been easier to stay home, get to the game in a nice limo, have the same seats, and come home. So this isn't some nutty thing. So we're putting our stake on this. This is going to take General Electric's value and the value for the Honeywell shareholders, they're going to get 1.05 on this- 1.055. He won. And take it from there.

And by the time they get it, it will be worth more. And I believe it will. And we're going to drive these results to make sure this deal is worth more...so that we end up creating wealth for our shareholders, our employees and the Honeywell shareholders. That's the ball game here. And Jack doesn't look like a jerk doing it.

         WOMAN

         The succession race has been continuing for quite some time. You told the Honeywell board that you would name your successor as president within the next four to six weeks.

         JOHN F. WELCH, JR.

         Chairman elect.

         WOMAN

         Excluding the next four to six weeks -

         JOHN F. WELCH, JR.

         No I didn't say. By the end of the year.

         WOMAN

         By the end of the year, thank you. What is the purpose of continuing a very public and open succession for this period of time?

         JOHN F. WELCH, JR.

         Because we have three of the best. First of all everyone knew those were the ground rules going in. Start with that. Certainly I'm not going home, I wasn't going home till April. I was in no rush to go home. I was going home in April. The only thing I did better than my - these are very difficult things. GE is loaded with talent. Every one of these three people and including three more people behind them are better than seventy five to eight or ninety per cent of the CEO's and every analyst in the world you can ask here. These are CEO's. The two vice chairman could run any company that they want. They happened to have decided to stay here. And run big shows here. GE Capital is a big company. NBC is a huge company. So what I did was different from my predecessor. And my only improvement in what was a muddy process for me and ended up as a muddy process this time is I never brought them to headquarters. They each run huge businesses. They're on their own. Every day without staring at each other. I had to come to work for three years and sit with seven other contenders, in a dining room. And stare at each other. We didn't do it. These people are friends. They like each other genuinely.

And they don't have to hang around together every day. So they knew the rules. They knew the timing, and we're right on schedule. I called them all. First of all, one of them - Jim McNerney was on the first hours - but he's been pushing for Honeywell for some time. So he was on the screen, live, in the room that Jeff - I introduced Jeff who was a key part of our team from... I never know where he's from but he's not from Chase, JP Morgan. But he was a star of our team. And Jim McNerney was on the screen. Making his pitch for why the deal was right from his standpoint. I called Jeff [Immelt]. I called Bob [Nardelli]. I told them what we were going to do. I told them that the bad penny would be around six more months. Or whatever you want to call it. They were terrific about it. They all were comfortable about it. They all said we got to go for this deal. They were all excited by it. The only guy that didn't get a piece out of this thing is Jeff because Bob gets the small end, distributed power, high technology, going after that. We can bring him on to that party. So they're all in on it. Look, we're a bunch of friends that hang around together, that like each other. And all of a sudden we've got to do this thing and we're gonna do it. But when it's done, we're still going to be best friends. That's a long answer to a short question, I apologize. But it's a very important one. Michael.

         MAN

          You've said in the past, Jack, you want to own market share, not manufacturing or intellectual property, not fixed assets. And while there's lots of intellectual property within Honeywell, it is a pretty fixed asset, intense business and seems to get away from where your acquisitions of the last two or three years have been. Can you talk about that at all and...

         JOHN F. WELCH, JR.

         Yes I think it gives us a strong industrial base. It gives us a high potential service content. It gives us sourcing strength around the world. It enhances and by broadening several of our businesses, the core of our businesses, and it gives us more industrial base which increases our strategic flexibility and financial services. So if you think about what it does for us, it opens up a much broader set of opportunities for us in financial services. As we were making these financial service acquisitions, we're back to five years ago, six years ago waiting. With this one stroke, that opens up more opportunities, more strategic flexibility in our acquisition plan. No, don't worry I'm not going to make a fifty billion dollar one every quarter to justify staying another year. This is the only one that I will do and I will leave before the end of 2001. But this has all kinds of sophisticated adds to it. Yes, Bob.

         MAN

         You know another thing you've said Jack over the years, is you never buy a process control company. You know now you got processor of course but maybe shed a light on the view there and then expand on your comment about the you know the broadened industrial base and where GE might go in that regard.

         JOHN F. WELCH, JR.

         Well I'll let Mike talk about that. Because we talked about that at breakfast this morning and I shared some of my views on that. So consistent with what you just said based on my own experience as a chemical engineer buying process -

         MAN

         Right

         JOHN F. WELCH, JR.

         Mike had a better view of that this morning as we were having breakfast.

         MIKE BONSIGNORE

         Well I think as you know Bob the process control business represents ten per cent of the Honeywell portfolio. And currently the whole strategy there over the last few years has been to migrate up from the level of commoditization. Which itself continue to increase. And frankly the productivity partnership with our industrial customers. Where we have a long term relationship, ten year service tail. A lot of intellectual property in terms of keeping those plants running from an equipment health maintenance point of view. From an energy management point of view, has allowed us to distinguish ourselves from the typical product providers in process control. The latest total plant management job with Syncrude I think was just validation that we are able to negotiate these productivity partnerships with our customers and avoid the commodization that tends to plague some of our competitors who have not been able to get there. And frankly I see that as the future of the industrial control business. We can source anybody's product. But what we're doing is helping those people manage their throughput. Mange their return on investment. Much more business optimization, enterprise optimization than just plant management per se.

         JOHN F. WELCH, JR.

         And that view he had coincides with the view that we've been doing in our industrial business where you talk about life cycle management.

         MIKE BONSIGNORE

         Right.

         JOHN F. WELCH, JR.

         Rather than initial cost management on all of these contracts. And we've been doing that as you know in power, aircraft engine and more recently in the industrial control business.

         MAN

         Mitch Norden, from Riverside Asset. A couple of questions. Wondering what per cent of the total asset base you think you're gonna have to sell to appease regulators, anti-trust regulators. Which some people would view as being aggressive of late. And then a question for Honeywell with regard to the background. This seems to have come together very quickly. Why the rush to get it done today, once you saw there were other bidders. Why not take more time to consider those alternatives? It seems like it came together very quickly.

         JOHN F. WELCH, JR.

         I think the first one that is pretty simple. It was relating to the sale of assets because of anti-trust issues. We do not today, and if you take the time to look at it, look at product line by product line by product line, component by component by component and there is no index by any calculation one can make anywhere that says there is one issue. Admittedly, this is an issue because of the Microsoft case, because of the AOL case, because of other things that have been in the news more. From an emotional standpoint one might make a comment about it, but from any factual base, this is the cleanest deal you'll ever see.

         MAN

         I have speculated that there is overlap in small aircraft jet engines, turbines.

         JOHN F. WELCH, JR.

         Why? Excuse me, well who are the people that have speculated on that? Some, that some thing is - give me a person that thinks that and I'll answer the question.

         MAN

         Well actually -

         JOHN F. WELCH, JR.

         Do you believe that?

         MAN

         Looking at the ten k I see that there is overlap in small aircraft jet engines. And I -

         JOHN F. WELCH, JR.

         No tell - in what range?

         MAN

         I can't give you the exact model number right now.

         JOHN F. WELCH, JR.

         That market is divided by thrust range.

         MIKE BONSIGNORE

         That's very key.

         JOHN F. WELCH, JR.

         And we serve the regional jets. And we don't serve the small biz jets. And they have a billion plus in small biz jets. And we have up the chain and they're different customers. Different markets.

         MIKE BONSIGNORE

         Right.

         JOHN F. WELCH, JR.

         Different suppliers.

         MIKE BONSIGNORE

         Right.

         JOHN F. WELCH, JR.

         Not even close. Do you have any other ones?

         MAN

         No.

         JOHN F. WELCH, JR.

         Please.

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


         MAN

         I can mention fuel cells maybe.

         JOHN F. WELCH, JR.

         We are not a participant in the fuel cells. We are an investor in a company called Plug Power. Where we have a small minority, so that's not an issue.

         MAN

         OK so you mentioned four months from now is when you think you can merge together?

         JOHN F. WELCH, JR.

         No I think faster than that. Oh I believe this deal will be done by the end of February.

         MAN

         And then the question regarding Honeywell's review of the process.

         MIKE BONSIGNORE

         Sure let me take, well obviously the timing of the Honeywell UTX transaction was over a number of weeks as we went through the due diligence. We had a situation after Jack's call on Friday that we had put the board in recess again because of the strength of the GE portfolio. Because of I mean virtually any confirmation, reasonable confirmation, that GE is what GE is and because there had been so much data compiled about Honeywell. We were able to move very rapidly through the due diligence and get into the negotiations that Jack and I had to do. In order to reach agreement. We're able to do that to the satisfaction of the management team, our advisers and ultimately our recommendation to the board which was unanimously approved.

         JOHN F. WELCH, JR.

         Matt?

         MAN

         Could you just walk us through, Jack, Honeywell's portfolio piece by piece a little bit. Talk about where in GE parts will fit. What opportunities or integration risks there might be. And any part you may not be interested in ultimately.

         JOHN F. WELCH, JR.

         Well first of all I'll give you a general view. The avionics and aircraft business obviously merge. Fits with our aircraft business. The industrial control business. Obviously fits with our industrial control business. Or our industrial business fits with their industrial control business.

         MIKE BONSIGNORE

         We tend to be more process oriented. GE tends to be more distinct manufacturing. Nice fit. Different markets...

         MAN

         ....service.

         MIKE BONSIGNORE

         Service in both.

         JOHN F. WELCH, JR.

         Both.

         MIKE BONSIGNORE

         Both of them have a heavy service content.

         MAN

         What do you mean by process?

         MIKE BONSIGNORE

         Process industries. Refining petrochemicals, pulp and paper. As opposed to manufacturing, automotive, discreet manufacturing.

         JOHN F. WELCH, JR.

         In chemicals, there are two elements. One is we have polycarbonate. We have AVS. We go up the chain into polyethers. We source or we chase around trying to find nylon. They have one engineering plaster to speak of, which is nylon. We have a two hundred and fifty to three hundred million dollars specialty chemical, fine chemical business in phosphates and other things for stabilization. Finally, Jack gets his hands around a one point two billion dollar fine chemical businesses that I've always wanted. I like that type of business, I think we can do things with it. We have enormous chemistry capabilities. We merge these together. And we got a shot at having a ball game here. As far as what we're not in today, there's ten per cent of things we're not right into. And I can't comment on whether we'll expand in all. I don't think this is the day to talk about divestitures and other things that we're going into a pooling. And we're going to pool these companies and we clearly understand what we're going to do. Yes.

         WOMAN

         ...Nicole ___Bank of America securities. I'm just wondering if you could walk us through the integration process at both companies. And outline kind of a timeline. Have you set up an integration team?

         JOHN F. WELCH, JR.

         Well, we started this deal with a phone call on Friday. At eleven thirty. It is now Monday at nine. I think it's less than seventy two hours. I think you're asking one - give us a week for an integration plan. I do know this, I've got the leader of the integration team. And I know he's the best guy in GE to do it. Because he's done it so many times so successfully, Dennis is going to do it and Dennis is excited about it and we are. Mike's going to pick somebody and we're going to get at that, and we're going to be off to the races. We're going to be having weekly meetings, which we always do. Where we talk about the people? The most important thing in this game is to get the right people. And no one is guaranteed a job in this deal. There are three hundred and forty thousand GE people. And there's a hundred and twenty thousand Honeywell people. And I can commit to one thing. Most of the people in GE are first generation college graduates. They have been successful. By making this a meritocracy. And this will not lose its meritocracy standards for one second. We've proved it in RCA and we've proved it in other deals. You've all met. You've met in Paris. That's the way the world works. We pick the best. And we now have a richer talent pool than we had last Thursday. And so these integration teams will spend much of their time on the people selection process. Mike, you want to add to that?

         MIKE BONSIGNORE

         No, I would just second that. I think we have great practices in both companies in this integration. And practices that we can capture now as we go forward to do this very quickly.

         MAN

         My name is Rob Westervelt. I'm with Chemical Week magazine. I'm wondering what becomes of Honeywell's assets sales that have been announced? Whether they will be delayed or put off? And you have announced plans to sell your fine chemical -

         JOHN F. WELCH, JR.

         Right.

         MAN

         Do you - it sounds like you like that business. Is Honeywell going to keep it now or a combined Honeywell - GE, will they keep it?

         JOHN F. WELCH, JR.

         We, well I mean we haven't talked specifically. We know what asset sales have been laid up. They had a logic for doing it. Obviously during the integration discussions, we'll have other discussions about that. And pooling guys also - Carl has some concerns. We have to understand that. We don't know exactly what the implications of that are.

         MIKE BONSIGNORE

         I would just second that. I think the complexities of the pooling really force us to think about we have a billion-dollar friction materials business for sale. Our billion dollar automotive car care business for sale. And a number of smaller units. And we're going to have to get some opinion on what we can do with that. Clearly the fine chemical business, our flourines, our high purity specialty chemicals will fit very nicely with GE's ambitions in the chemicals area.

         JOHN F. WELCH, JR.

         Don't forget we go to become now eleven to twelve billion dollar company today. In the highest margin segments of your magazine's industries. And the chairman that's staying on, happens to love that business.

         MAN

         Jack Murphy. I think there's three areas where Honeywell is different from GE, significant to the merger. And one is their top line growth doesn't match yours. The cash flow and earnings quality doesn't match yours. And the culture I think you know putting the two - Allied and Honeywell cultures together has been I think difficult.

         JOHN F. WELCH, JR.

         One of the things that you see as hurdles, we see as goals. So it depends on how you look at those two things. If you believe Honeywell is operating at absolute peak performance, you might question the deal. Honeywell was going through an integration. A big integration. And there was some cultural issues. I think I'm speaking to that.

         MIKE BONSIGNORE

         I want to speak to that too.

         JOHN F. WELCH, JR.

         I want you. My view is without question, each of those areas presents upsides. And that's the way you ought to look at that. Because we're gonna be bringing the skills of both - the GE growth rate at top line was I think six per cent in the early eighties. Roughly what we're seeing over there now. In the mid-eighties, we moved it up to eight to nine in the late eighties. We got to the early double digits in the early nineties. We got to mid-teen double digits in the last three to five years. We think we know how to grow businesses, globally with distribution and products and services and other things. We think that's a strength. We'll have to define together how we do that. As far as cash flow is concerned, you know in following GE, cash is the only earnings that count. So in the end, we live around cash flow. Our people get paid around cash flow. They don't get paid around accounting gimmickry. So cash is what? Cash is king in GE and I'm sure cash will become king in any merged company. The third point, and then I'll turn to Mike - I think the culture, based on what I know, what I've heard, the culture can very easily assimilate because we all are talking the same languages.

         MIKE BONSIGNORE

         Exactly.

         JOHN F. WELCH, JR.

         We may have different interpretations of languages that we'll each have to understand each other's better. But how, how would it be to go to a company where - we're going to go in and ... What is that? We talk about this, that and the next thing. We have the same language. Now we've got to translate that same language into both companies energy level. And that's what our job is. And that's what their and Keith's job is going to be. And that's what we're going to do. And we're going to get a lot of support. From Mike, who is joining our board to help us do it. Mike, do you want to -

         MIKE BONSIGNORE

         Well I would just say a couple of more things. I clearly the combination gives us tremendous potential for this top line growth. The top-line growth in the year 2000 has clearly been affected by the weak Euro. That's taken some of the top line growth energy away this year. That will correct itself eventually. But the underlying value of the top line growth potential between the two companies is awesome. Cash flow we clearly want to be able to bring some of the cash flow management skills of GE into our house. Our cash conversion this year has been affected dramatically by the outlays associated with the merger integration. Eleven thousand people. All of the merger related outlays. And that will normalize. And on the cultures, when you - when you get out into the businesses, there's no cultural integration problem in the businesses. You go to the aerospace business, that's one business. And those people think with one mind and act with one body and there's no cultural issue whatsoever. And all of this nonsense about the cultural difficulties, if you isolate the headquarters, well clearly the headquarters is going to be where the biggest cultural issues arise because you had very few former Honeywell people coming to a majority of former Allied Signal headquarters dealing with a very complex integration. And that's equated in the cultural difficulties. Which at the end of the day is nonsense. But you get out in the businesses where we're delivering value for our customer, every single customer satisfaction index in the last year has gone up dramatically. Because of the way the two companies are serving our customers around the world. So I think it's really important to put this cultural difficulty thing into context and into perspective.

         JOHN F. WELCH, JR.

         And I'd like to make one more comment on that. We're sitting in this room, and Bob Wright has been responsible. That's why he has I think less hair than I do but it's very close. He's been responsible for putting together the cultures at NBC and GE. And if you want to talk about cultural differences - if you want to talk about gaps, we were talking oceans not rivers. And today with a combination of equity ownership... amazing what stock options and things like that do for culture.

         MIKE BONSIGNORE

         Exactly.

         JOHN F. WELCH, JR.

         You know - and Bob has been able to bring NBC into the fold. And whether it be CNBC or NBC News or the Today Show. When they look at the ticker - walk around the NBC buildings. The ticker is on in every room. And that did a significant amount for culture beyond the wonderful leadership of Bob and myself. Yes ma'am.

         WOMAN

         What can we expect next in terms of the very mundane steps for anti-trust approval? In other words, which specific regulators will review it and also did you - give a call, sort of a heads up to some of the regulators? I understand for example the Department of Defense - customary to give them a call and sort of let them know ahead of time. There are so many questions about anti-trust, can you tell us exactly who is involved here.

         JOHN F. WELCH, JR.

         You know, now that you raised the question, probably we should have. The facts are that this thing started Friday at noon. And I had to go to the ball game. And we thank you. So we have a piece going. Peter, did you do anything?

         MAN

         No.

         JOHN F. WELCH, JR.

         So I guess we would say as you, as we end this press conference, we got a hell of a company and we haven't touched every base, as clarified by that last question. But you got a commitment from our management team that's delivered to make this the most successful acquisition in industrial history. And I tell you we're going to do that, and that's what's going to happen here. And this is the most exciting day in the hundred and eighteen-year history of GE. And we are going to take this company to levels that's never been seen before. Thanks for your patience. Thanks for coming to hear our story. And if I only didn't ask you I think we would have had everything under control, the last question. Thanks a lot.

         MIKE BONSIGNORE

         Thank you.

END OF TAPE




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